Exhibit 99.1

SYLA Reports Full Year 2022 Financial and Operational Results

32% Net Revenue and 14% Gross Profit Increases for the Full Year 2022 Compared to the Full Year 2021

Successful IPO in March of 2023, Netting the Company $12.5 Million for Working Capital, and General Corporate Purposes

TOKYO, JAPAN – April 10, 2023 – SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, reported financial results for the full year ended December 31, 2022.

Full Year 2022 and Recent Operational Highlights

●	Completed a successful IPO in March 2023, raising gross proceeds of $15.0 million, and net proceeds of approximately $12.5 million after deducting underwriting commissions, discounts, and offering expenses payable by SYLA. The ADSs began trading on the Nasdaq Capital Market on March 31, 2023, under the symbols “SYT.”
●	SYLA is scheduled to ring the Nasdaq opening bell on April 10, 2023.
●	As of December 31, 2022, the number of Rimawari-kun members reached 237,004.
●	The average annual occupancy rate in 2022 for the SYFORME series of original brand condominiums was 99.23%.

Management Commentary

“After the successful close of our IPO and Nasdaq listing in late March, we look to fulfill our mission statement of democratizing real estate investment around the world through technology and asset management by means of our crowdfunding platform, Rimawari-kun,” said Chairman, Founder, and CEO Hiroyuki Sugimoto. “As a publicly traded company, we believe we have the opportunity to access larger capital investments, increase our brand visibility at an international scale, and strengthen our internal talent while enhancing our corporate governance. Our focus turns to optimizing and expanding our three primary business segments including operating the crowdfunding arm of the Rimawari-kun platform on behalf of individual and institutional investors, and asset management including leasing, brokering, and investing in real estate-centric opportunities. Our existing strategy includes providing Rimawari-kun to investors as an alternative to the rigid real estate financing system in Japan. We’ve allied our platform with Rakuten Group, Inc. through marketing and co-selling opportunities to offer mutual circulation of customers and services through our services.”

“At this time, SYLA offers a dynamic and multi-faceted approach to investors and the real estate financial markets, with the express goal of achieving international access and market penetration for investors and the Company alike. In our current economic environment, it is important for investors to have access to managed assets in the real estate market at any level of investment. We believe that our platform is uniquely positioned to enable our investors and customers to achieve financial diversity in their portfolios via our multi-pronged approach to crowdfunding. We thank you for your support as we look to provide lasting value to our customers and investors.”

Full Year 2022 Financial Results

Results compare the full year ended December 31, 2022 to the full year ended December 31, 2021, unless otherwise indicated. Results below are for SYLA Technologies Co., Ltd.

●	Revenue for the full year 2022 increased to ¥22,055,785 thousand ($167,330 thousand) from ¥16,665,382 thousand ($126,435 thousand) for the full year 2021. The increase was mainly due to the numbers of units sold increased from 407 units in the year ended December 31, 2021 to 588 units (increased by 181 units) in the year ended December 31, 2022, an increase of ¥2,967,997 thousand ($22,517 thousand) in real estate sales, and an increase of ¥775,982 thousand ($5,887 thousand) in solar power related revenue as a result of acquisition of SYLA Solar Co., Ltd. and its subsidiaries in February 2022.

●	Gross profit increased to ¥3,603,816 thousand ($27,341 thousand) for the year ended December 31, 2022 from ¥3,149,089 thousand ($23,891 thousand) for the year ended December 31, 2021. The increase was mainly due to higher sales.

●	Total operating expenses increased to ¥2,825,104 thousand ($21,433 thousand) for the full year of 2022 from ¥2,466,731 thousand ($18,714 thousand) for the full year of 2021. The increase mainly consists of a ¥53,855 thousand ($409 thousand) increase in personnel expenses due to new business expansion, and a ¥370,430 thousand ($2,810 thousand) increase in legal and professional expenses including the costs for IPO to NASDAQ. In addition, the Company spent approximately ¥300,000 thousand ($2,276 thousand) expenses related to investments on technologies (including Rimawari-kun) during the year ended December 31, 2022.

●	Net income attributable to SYLA Technologies Co., Ltd. was ¥394,955 thousand ($2,996 thousand) (¥1,650.09($12.52) per basic share and ¥1,393.86 ($10.57) per diluted share) for the year ended December 31, 2022 compared to net income attributable to SYLA Technologies Co., Ltd. of ¥277,489 thousand ($2,105 thousand) (¥1,201.09 ($9.11) per basic share and ¥1,022.40 ($7.76) per diluted share) for the year ended December 31, 2021.

●	As of December 31, 2022, SYLA Technologies Co., Ltd. had ¥2,542,795 thousand ($19,291 thousand) cash and cash equivalents.

●	Total net assets increased to ¥6,566,690 thousand ($49,819 thousand) as of December 31, 2022 from ¥5,582,336 thousand ($42,351 thousand) as of December 31, 2021.

(Conversion rate ¥131.81=US$1.00)

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. consists of the Company and its consolidated subsidiaries (SYLA Co., Ltd., SYLA Solar Co., Ltd. and its subsidiaries, SYLA Brain Co., Ltd., and SYLA Biotech Co., Ltd.). The Company owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. Their mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. They are engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at www.syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus that forms a part of the registration statement on Form S-1 (File No. 333-268420), declared effective by the SEC on March 30, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact:

Gateway Group, Inc.

John Yi and Thomas Thayer

SYLA@gatewayir.com

(949) 574-3860

Underwriter Inquiries:

Boustead Securities, LLC

Keith Moore

offerings@boustead1828.com

Tel +1 (949) 502 4408

SYLA TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Japanese Yen (“JPY”), except for share data)

	December 31,	December 31,
	2022	2021

ASSETS
Current assets
Cash and cash equivalents	2,542,795	2,742,424
Restricted cash	168,630	27,198
Term deposits	160,089	133,350
Short-term investments	-	182,313
Accounts receivable, net	67,776	27,237
Inventories, net	10,517,193	5,081,601
Prepaid expenses, net	647,534	638,894
Other current assets, net	185,350	59,082
Current assets of discontinued operations	10,600	51,748
Total current assets	14,299,967	8,943,847

Non-current assets
Restricted cash, non-current	76,578	76,095
Long-term deposits	30,511	78,712
Long-term investments, net	413,805	123,824
Property, plant and equipment, net	10,231,057	8,354,631
Solar power systems, net	361,422	-
Intangible assets, net	194,361	63,860
Goodwill	727,701	417,897
Operating lease right-of-use assets	2,597,500	2,582,861
Finance lease right-of-use assets	11,396	6,142
Other assets, net	848,676	636,315
Non-current assets of discontinued operations	-	179,795
Total non-current assets	15,493,007	12,520,132

TOTAL ASSETS	29,792,974	21,463,979

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	419,058	134,822
Accrued liabilities	159,533	48,802
Short-term loans	697,179	1,447,746
Current portion of long-term loans	1,030,850	677,919
Current portion of long-term bonds	126,525	154,089
Deferred revenue	228,426	94,376
Income tax payables	431,418	133,937
Operating lease liabilities, current	427,856	423,464
Finance lease liabilities, current	4,821	2,177
Other current liabilities	1,603,498	1,030,993
Current liabilities of discontinued operations	3,308	-
Total current liabilities	5,132,472	4,148,325

Non-current liabilities
Long-term loans	15,257,106	8,797,321
Long-term bonds	205,769	334,231
Operating lease liabilities, non-current	2,175,786	2,165,558
Finance lease liabilities, non-current	6,795	4,106
Other liabilities	448,356	372,694
Non-current liabilities of discontinued operations	-	59,408
Total non-current liabilities	18,093,812	11,733,318

TOTAL LIABILITIES	23,226,284	15,881,643

EQUITY
Capital stock (900,000 and 10,000,000 shares authorized, 239,489 and 237,889 shares issued and outstanding as of December 31, 2022 and 2021, with no stated value)	161,580	155,000
Capital surplus	2,987,795	2,709,808
Retained earnings	2,767,001	2,383,940
Total SYLA Technologies Co., Ltd.’s equity	5,916,376	5,248,748
Noncontrolling interests	650,314	333,588
TOTAL EQUITY	6,566,690	5,582,336
TOTAL LIABILITIES AND EQUITY	29,792,974	21,463,979

SYLA TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of JPY, except for share and per share data)

	For the Years Ended December 31,
	2022	2021

Revenues, net	22,055,785	16,665,382
Cost of revenues	(18,451,969)	(13,516,293)
Gross profit	3,603,816	3,149,089

Operating expenses
Selling, general and administrative expenses	(2,825,104)	(2,466,731)
Total operating expenses	(2,825,104)	(2,466,731)

Income from continuing operations	778,712	682,358

Other income (expenses)
Other income	201,954	43,951
Income (loss) from equity method investments	(748)	109
Other expenses	(323,977)	(226,346)
Total other expenses	(122,771)	(182,286)
Income from continuing operations before income taxes	655,941	500,072
Income tax expense	(345,180)	(221,384)
Net income from continuing operations	310,761	278,688
Income from discontinued operations, net of income taxes	78,628	-
Net income	389,389	278,688
Net income from continuing operations attributable to noncontrolling interests	4,329	1,199
Net loss from discontinued operations attributable to noncontrolling interests	(9,895)	-
Less: net income (loss) attributable to noncontrolling interests	(5,566)	1,199
Net income attributable to SYLA Technologies Co., Ltd.	394,955	277,489

Net income from continuing operations per share:
- Basic	1,298.34	1,206.28
- Diluted	1,096.72	1,026.82

Income from discontinued operations per share:
- Basic	328.50	-
- Diluted	277.49	-

Net income attributable to SYLA Technologies Co., Ltd. per share:
- Basic	1,650.09	1,201.09
- Diluted	1,393.86	1,022.40

Weighted average shares used in calculating basic and diluted net income per share:
- Basic	239,353	231,031
- Diluted	283,354	271,409

Comprehensive income
Net income	389,389	278,688
Other comprehensive income, net of tax
Reclassification of unrealized loss on available-for-sale debt securities to net income when realized, net of tax effect of nil and 175 for the years ended December 31, 2022 and 2021, respectively	-	396
Other comprehensive income, net of tax	-	396
Comprehensive income	389,389	279,084
Comprehensive income (loss) attributable to noncontrolling interests	(5,566)	1,199
Comprehensive income attributable to SYLA Technologies Co., Ltd.	394,955	277,885